Regulatory Announcement

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Transaction in Own Shares
Released	07:00 06-Jul-07
Number	7704Z

SUPPL

C&C Group plc

Transaction in Own Shares

C&C Group plc announces that on 5 July 2007, it purchased 500,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.16 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 323,948,377

Enquires:

Davy Corporate Broking
Tel: +353 1 614 8968

07024964

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

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REFERENCE No: 82-34854

Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Transaction in Own Shares
Released	07:00 05-Jul-07
Number	6830Z

C&C Group plc

Transaction in Own Shares

C&C Group plc announces that on 4 July 2007, it purchased 500,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.2675 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 324,448,377.

Enquires:

Davy Corporate Broking
Tel: +353 1 614 8829

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Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Transaction in Own Shares
Released	07:00 04-Jul-07
Number	5994Z

REFERENCE No: 82-34854

C&C Group plc

Transaction in Own Shares

C&C Group plc announces that on 3 July 2007, it purchased 500,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €10.086 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 324,948,377.

Enquires:

Davy Corporate Broking
Tel: +353 1 614 8829

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